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Sandra Bella · 3rd in

Propelling institutions and individuals to their financial goals and endeavors. Platinum service, low fees, seasoned.

Kamas, Utah · 500+ connections · Contact info

Mutual Securities, Inc. Member FINRA, SIPC

California State University, Bakersfield

Providing Finance services

Financial Advisory, Financial Analysis, Financial Planning, Retirement Planning, Wealth Management

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About

Cell: 530-518-6845/email: sandra.bella@mutualsecurities.com

My mission is to propel my clients to realize their financial goals whereby they actualize their aspirations and live their drea ... see more



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Articles & activity

1,166 followers



7 Tips For Parents To Make Dorm Room Move-in Day...

Sandra Bella

Published on LinkedIn

It's supposed to be fun, leave work and problems at home. It can be sad and emotional for both and that is ok. Have a game plan and a check list before you leave or you will waste nee ...see more

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For many retirees, Social Security is a crucial component of retirement....

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There are a lot of things to consider if you're planning on retiring abroad....

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Experience

Financial Advisor

Mutual Securities, Inc. Member FINRA, SIPC

Apr 2011 – Present · 8 yrs 7 mos

I have 30 plus years of experience and my areas of specialization include dynamic wealth management, portfolio structure, active portfolio management, listed and NASDAQ securities,

fixed income products, qualified and non-qualified retirement plans. Securities are offered through Mutual Securities Inc., a registered Broker/Dealer Member FINRA, SIPC.

Business Development Manager
Adherence Capital Management
Oct 2016 – Present · 3 yrs 1 mo

Business Development

Investment Executive / Stock Broker
Wedbush Morgan Securities
Aug 2001 – Apr 2011 · 9 yrs 9 mos

Wedbush Morgan Securites was my Broker-Dealer and had been my Clearing House since 1993.

Student
Social Media Magic
2009 · less than a year

Student

Investment Executive
Triquest Finanacial
May 1993 – Aug 2001 · 8 yrs 4 mos

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Education

California State University, Bakersfield
B.S., Business Administration
1983 – 1984
Activities and Societies: Magna Cum Laude

Minors in Biology and Chemistry

Loma Linda University
Business Administration & Biology
1979 – 1983

Skills & Endorsements

Investments · 21

Endorsed by **Francisco Lopez and 1 other who is highly skilled at this**

Securities · 15

Tya Coldiron and 14 connections have given endorsements for this skill

Wealth Management · 13

Tya Coldiron and 12 connections have given endorsements for this skill

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Accomplishments

7 Publications

College Education or Entrepreneurship? • 7 Smart Money Marriage Tips • 4 Steps On How To Budget Your Next Vacation • 5 Myths About IRA Investing • 10 Most Overlooked Tax Deductions • Should I

Refinance My Mortgage • 6 Things You Need To Do Before You Get Divorced

Interests

Capital Group
122,276 followers

Intelligent Investment Strategies
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Wealth Management Exchange
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